UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CTI Industries Corporation
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

125961 30 0
(CUSIP Number)

September 30, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be Afiled@ for the purpose of Section 18 of the Securities Exchange Act of 1934 (AAct@) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 125961 30 0	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	The Merrick Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		542,135

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		542,135

WITH:	8	SHARED DISPOSITIVE POWER:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	542,135

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	19.43%

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS):

	IN

CUSIP NO. 125961 30 0	13G	Page 3 of 5 Pages

Item 1.

(a)	CTI Industries Corporation

(b)	Address of Issuer’s Principal Executive Offices.

22160 North Pepper Road
Barrington, Illinois 60010

Item 2.

(a)	The Merrick Company, LLC

(b)	Address of Principal Business Office or, if none, Residence.

422 W. Rosiland Road
Palatine, Illinois 60074

(c)	Citizenship.

United States

(d)	Title of Class of Securities.

Common Stock, No Par Value

(e)	CUSIP Number.

125961 30 0

If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Item 3.

N/A

Item 4:	OWNERSHIP.

(a)	Amount Beneficially Owned

542,135

(b)	Percent of Class

19.43%

CUSIP NO. 125961 30 0	13G	Page 4 of 5 Pages

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote
542,135

	(ii)	shared power to vote or to direct the vote

	(iii)	sole power to dispose or to direct the disposition of
542,135

	(iv)	shared power to dispose or to direct the disposition of

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

N/A

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

N/A

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

N/A

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

N/A

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

N/A

Item 10.	CERTIFICATION.

N/A

CUSIP NO. 125961 30 0	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. The filing of this statement shall not be construed as an admission that the undersigned is for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

October 9, 2008
Date

The Merrick Company, LLC

By:	/s/ Stephen M. Merrick
Stephen M. Merrick, Manager